DLA Piper llp (us) 4365 Executive Drive, Suite 1100 San Diego, California 92121-2133 www.dlapiper.com Michael S. Kagnoff michael.kagnoff@dlapiper.com T 858.638.6722 F 858.638.5122
November 12, 2010
Ms. Mary Beth Breslin
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 205549

Re:	Reva Medical, Inc. Registration Statement on Form S-1 Amendment No. 3 filed November 10, 2010 File No. 333-168852
Dear Ms. Breslin:
This letter responds to oral comments we received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on November 12, 2010 regarding the proposed Application Form for U.S. investors included as Exhibit 10.25 to the Amended Registration Statement on Form S-1, File No. 333-168852 (the “Registration Statement”) filed by REVA Medical, Inc. (the “Company”) on November 10, 2010 and the Staff’s request for additional information regarding the Company’s plan of distribution in the United States.
Application Form for U.S. Investors (Exhibit 10.25)
In response to the Staff’s comment, we have amended Exhibit 10.25 to remove the requirements for potential U.S. investors to have read the prospectus in full and be bound by the Company’s certificate of incorporation and bylaws. We have filed an exhibit amendment to the Registration Statement including the revised version of Exhibit 10.25.
Plan of Distribution, page 112
As provided in our response letter dated November 10, 2010, we revised the disclosure on page 112 of the Registration Statement to state that the Company will be offering the CDIs to a limited number of U.S. investors directly through the Company’s Chief Executive Officer and Chairman, Robert B. Stockman. The potential investors will comprise either existing stockholders or individuals identified as potential investors by the Company’s board of directors. The Company expects to offer the CDIs to no more than 20 U.S. investors.
In authorizing Mr. Stockman to make offers to potential investors in the United States, the Company has concluded that Mr. Stockman is exempt from the broker registration requirements pursuant to Rule 3a4-1 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Company specifically found that Mr. Stockman qualifies for the safe harbor provided by Rule 3a4-1 because (i) Mr. Stockman

November 12, 2010
Page Two
has not been and is not currently subject to a statutory disqualification, as that term is defined in Section 3(a)(39) of the Exchange Act; (ii) Mr. Stockman will not receive any compensation in connection with his participation in the offering by the payment of commissions or other remuneration based either directly or indirectly on the sale or placement of securities in the offering; (iii) Mr. Stockman is not an associated person of a broker or dealer; and (iv) Mr. Stockman meets all of the following conditions: (a) he performs substantial duties for the Company as its Chief Executive Officer and Chairman outside the proposed offering, (b) he was not a broker or dealer, or an associated person of a broker or dealer, within the preceding 12 months and (c) he has not, and does not intend to, participate in selling an offering of securities for any issuer (including the Company) more than once every 12 months other than in reliance on the exceptions provided in Rule 3a4-1.
The Company will undertake to satisfy the prospectus delivery requirements with respect to each potential U.S. investor. In addition, no fees will be payable to the placement agent with respect to the offering to U.S. investors and the placement agent will not provide any assistance to the Company with respect to the offer of securities in the United States.
Very truly yours,
DLA Piper LLP (US)
/s/ Michael S. Kagnoff
Michael S. Kagnoff
Partner
WEST\222765749.1